QEP RESOURCES, INC.
1050 17th Street, Suite 800
Denver, Colorado 80265

November 16, 2017

VIA EDGAR

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    QEP Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-34778

Dear Mr. Horowitz:

Set forth below are the responses of QEP Resources, Inc. (the "Company" "we" or "us") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission, which were delivered in your letter dated November 7, 2017 (the "Comment Letter"), regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed via EDGAR on February 22, 2017 ("Form 10-K"). For ease of reference, the text of each of the Staff's comments is reproduced in bold-face type below, followed by the Company's responses. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in our 2016 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2016
Items 1 and 2. Business and Properties, page 8
Reserves, page 12
Proved Undeveloped Reserves, page 13

1. We note your response to prior comment 2 regarding the process through which your development plan is reviewed and approved. Revise your disclosure of the internal controls used to estimate proved reserves to provide an expanded description of the process through which development plans are adopted and final investment decisions are made. Your revised disclosure should address the information evaluated by management, the Audit Committee, and the Board of Directors to ensure your development plan only includes proved undeveloped reserves (“PUDs”) that are reasonably certain, including with regard to changes in your development plans and deferrals of previously disclosed PUDs. Refer to Item 1202(a)(7) of Regulation S-K.

Company Response:

We propose that in our 2017 Annual Report on Form 10-K ("2017 Form 10-K"), we will add to the disclosure of the internal controls used to estimate proved reserves to provide an expanded description of the process through which development plans are adopted and final investment decisions are made by adding the following three paragraphs to the end of Part I – Items 1 and 2. Business and Properties – Proved Reserves – Internal Controls over Proved Reserve Estimates, Technical Qualifications and Technologies Used:

At the end of each year, management develops a five-year capital expenditure plan based on QEP's best available data at the time the plan is developed. The Company's capital expenditure plan incorporates a development plan for converting PUD reserves to proved developed. The development plan includes only PUD reserves that the Company is reasonably certain will be drilled within five years of booking based upon management's evaluation of a number of qualitative and quantitative factors, including estimated risk-based returns; estimated well density; commodity prices and cost forecasts; recent drilling, recompletion or re-stimulation results and well performance; anticipated availability of services, equipment, supplies and personnel; seasonal weather; and changes in drilling and completion techniques and technology. This process is intended to ensure that PUD reserves are only booked for locations where a final investment decision has been made by the Company. QEP's five-year development plan generally does not contemplate a uniform (i.e. 20% per year) conversion of PUD reserves in all of its producing areas.

QEP maintains a Reserves Review Committee comprised of members of QEP's management team and the Company’s Director of Corporate Reserves. The Reserves Review Committee meets on a semi-annual basis and reviews the annual reserves estimates filed with the SEC and any public disclosure of reserve estimates. The Reserves Review Committee reviews data that is submitted by the Director of Corporate Reserves to the Company's independent petroleum engineering firm(s), engaged to prepare the Company's annual reserve estimates, including cost and pricing assumptions and reserve reconciliations from the previous reserve determinations. The Director of Corporate Reserves' Annual Reserve Summary Report and the Reserve Committee's Certification are provided to the Audit Committee annually. The Audit Committee also meets annually with the Company's independent petroleum engineering firm(s) to review the reserves estimation reporting process and disclosures. QEP's Board of Directors (the "Board") annually reviews the Company's five-year capital expenditure plan and approves the capital budget for the first year of the development plan.

Management reviews and revises the development plan throughout the year and may modify the development plan after evaluating a number of factors, including operating and drilling results; current and expected future commodity prices; estimated risk-based returns; estimated well density; advances in technology; cost and availability of services, equipment, supplies and personnel; acquisition and divestiture activity; and our current and projected financial condition and liquidity. Management reviews changes to the development plan with the Audit Committee and the Board quarterly. Changes in the development plan are also considered by management, the Director of Corporate Reserves and the Reserves Review Committee when reserves are estimated at year-end. If there are changes that result in certain PUD reserves no longer being scheduled for development within five years from the date of initial booking, QEP reclassifies those PUD reserves to non-proved reserve categories. In addition, PUD locations and reserves may be removed from the development plan ahead of their five-year life expiration as a result of the changes in our development plan related to the factors enumerated above.

2. Your response to prior comment 2 states that although your development plan in the Uinta Basin included the conversion of 54 Bcfe of PUDs in 2016, only 14 Bcfe were actually converted. Provide us with additional information regarding your current and future operations in the Uinta Basin (e.g., your Form 8-K dated October 25, 2017 indicates that you had no drilling rigs in the Uinta Basin at the end of the third quarter) demonstrating that you have more than the mere intent to develop these PUDs. Also, provide us with a schedule as of December 31, 2016 showing your projected PUD conversions by year and tell us about any changes made to your development plan during 2017.

Company Response:

In the Uinta Basin, we have drilled both vertical and horizontal wells to determine the optimum combination of vertical and horizontal wells that would generate the highest rates of return and reserve recovery. At December 31, 2015, based on management’s evaluation of the qualitative and quantitative factors discussed in the first paragraph of our response above to Comment No. 1 of the Comment Letter, our development plan for 2016 provided for a predominately vertical well drilling program and the development of 17 PUD locations (16 of which were vertical locations) to develop 54 Bcfe of PUD reserves. During 2016, we drilled eight vertical PUD locations and converted 14 Bcfe of PUD reserves. We converted fewer PUD reserves than planned in 2016 in the Uinta Basin due to reduced drilling activity in response to the low commodity price environment, the reallocation of capital to our Pinedale asset and lower than expected well performance from the eight PUD locations that we did drill. Of the nine PUD locations that were scheduled to be drilled in 2016 but were not converted, three vertical PUD locations were reclassified to non-proved reserves due to the five-year rule, and six PUD locations (five vertical and one horizontal) were included in proved reserves at December 31, 2016, with their conversion dates scheduled for 2018, which was within their five-year window. While currently being evaluated, we expect the one horizontal PUD location that was included in our development plan as of December 31, 2015 and 2016, will be included in our development plan as of December 31, 2017, and is scheduled to be developed within five years of its initial booking date. We anticipate that at year-end 2017, we will remove the remaining five vertical PUD locations and associated reserves included in our development plan as of December 31, 2015 and 2016, based on our ongoing evaluation (discussed below) to switch to horizontal drilling to continue development of our Uinta Basin assets.

We continue to perform additional technical and economic analysis of the existing wells and future PUD locations in the Uinta Basin and believe that the expected financial returns from horizontal development will exceed expected financial returns from vertical locations. Based on our ongoing evaluation, we expect to revise our development plan in the Uinta Basin to move from the predominantly vertical PUD development program as of December 31, 2016, to a development program that consists primarily of drilling horizontal PUD locations. We expect that we will adjust our PUD reserves in the Uinta Basin as of December 31, 2017, to remove the five remaining vertical PUD locations from December 31, 2015, as well as additional locations and the associated reserves based on our new development plan. As confirmed below in our response to Comment No. 3 of the Comment Letter, we will separately address these positive and negative changes in our PUD reserves due to the refinement of our development plan for the Uinta Basin in our 2017 Form 10-K.

Our development plan as of December 31, 2016, included the conversion of PUD reserves in the Uinta Basin as set forth on Schedule 1, which has been supplementally provided to the Staff. Consistent with that development plan, through the first 10 months of 2017, we have not had a drilling rig in the Uinta Basin and have not converted any PUD reserves during 2017 thus far. We have contracted for a drilling rig in the Uinta Basin and expect to drill and complete delineation wells in the first quarter of 2018.

3. We note your response to prior comment 3 which states that further revisions to your PUDs in the Haynesville / Cotton Valley are likely as you now plan to develop your acreage utilizing approximately 10,000 foot laterals where possible. We also note your responses to prior comments 4 and 5 which state that you anticipate changes in the schedule of development for your PUDs in the Permian Basin and that you may modify your PUD booking methodology going forward to include higher well density / tighter spacing. Consistent with your response to prior comment 1, please confirm that you will separately address positive and negative changes in your PUDs due to refinements in your development model (including the removal of previously booked PUDs) to comply with Item 1203(c) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and confirm that we will separately address positive and negative changes in our PUDs due to refinements in our development model, including the removal of previously booked PUDs, in compliance with Item 1203(c) of Regulation S-K.

Closing comment

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning these responses, please contact the undersigned, at (303) 640-4242 or email at richard.doleshek@qepres.com.

Sincerely,

/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer
QEP Resources, Inc.